Inter Parfums, Inc.

551 Fifth Avenue

New York, NY 10176

November 21, 2019

United States

Securities and Exchange Commission

Washington, D.C. 20549-7010

Att.: Mr. Ameen Hamady

Re:	Inter Parfums, Inc.
Form 10-K for the Year Ended December 31, 2018
Filed March 1, 2019
File No. 000-16469

Ladies and Gentlemen:

This letter is written in response to the letter dated November 18, 2019 of Mr. Ameen Hamady, addressed to Mr. Russell Greenberg, the Chief Financial Officer of Inter Parfums, Inc. (the “Company”). We have reproduced the comment from such letter, and our response follows such comment.

Comment from letter dated November 18, 2019 of Mr. Ameen Hamady:

Form 10-K for the Year Ended December 31, 2018

(1)	The Company and its Significant Accounting Policies
Sales Returns, page F-11
1.	We note your response to our comment number 2 from our letter dated November 7, 2019 and have the following additional comments:

•	Explain why the asset for the right to recover product estimated to be returned is netted against accounts receivable. In this regard, we note that ASC 606-10-55-23c requires a corresponding adjustment to cost of sales for the right to recover product;
•	Please reconcile your use of an allowance for sales returns given the requirement to separately recognize a refund liability pursuant to ASC 606-10-55-23b; and
•	Tell us the amounts you have recognized as assets for your rights to recover product and refund liabilities for each of the periods presented and, if material, address the guidance in ASC 606-10-55-27 regarding separate presentation of these assets and liabilities.

Company response:

The refund liability as well as the asset for the right to recover product estimated to be returned has historically been immaterial as compared to total current assets and total current liabilities at the end of each reporting period. As such, we continued to follow a simplified method of recording the refund liability as a reduction of sales and a reduction of accounts receivable and recording the right to recover product as a reduction of cost of sales with the asset netted in accounts receivable, as we had done prior to the release of ASC 606.

In future filings, the Company will record the refund liability in current liabilities and record the asset for the right to recover product in inventory and update the disclosure accordingly.

The refund liability was $2.2 million and $5.3 million at December 31, 2018 and 2017, respectively, and the amounts recognized for the rights to recover product were $0.8 million and $2.0 million at December 31, 2018 and 2017, respectively. Had the Company followed the requirements of ASC 606-10-55-23b and ASC 606-10-55-23c., current liabilities and current assets would have increased by $2.2 million and $5.3 million at December 31, 2018 and 2017, respectively. This reclassification is immaterial compared to total current assets and current liabilities for the periods presented.

I trust that this adequately addresses your questions. However, if further information is required, please feel free to contact the undersigned.

Very truly yours,

/s/ Russell Greenberg,
Russell Greenberg, Executive Vice President and Chief financial Officer